

15046766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-52993

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

LEUMI INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

562 5th Avenue 7th FL
                        (No. and Street)

New York	NY	10036-4802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Sanfratello   917-542-2102
                                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                  (Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2015
REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY	02

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)





LEUMI INVESTMENT SERVICES INC.
MEMBER FINRA, SIPC

AFFIRMATION

We, Ian Bernstein and John J. Sanfratello, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Leumi Investment Services Inc., (the Company), as of December 31, 2014, is true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer for the purposes of SEC Rule 15c3-3.

_____
Ian Bernstein
President

_____
John J. Sanfratello   Chief Financial Officer

ELIE HAYMOVITZ
Notary Public, State of New York
No. 02HA6305099
Qualified in New York County
Commission Expires June 2, 2018

_____
Notary Public

This report ** contains (check all applicable boxes):

☒   (a) Facing Page.
☒   (b) Statement of Financial Condition.
☐   (c) Statement of Income (Loss).
☐   (d) Statement of Cash Flows.
☐   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐   (g) Computation of Net Capital.
☐   (h) Statement Regarding SEC Rule 15c3-3.
☐   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒   (l) An Oath or Affirmation.
☐   (m) A copy of the SIPC Supplemental Report.
☐   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)_

562 Fifth Avenue
New York, NY 10036
212.407.4353
212.407.4351 fax
www.leumiusa.com

STATEMENT OF FINANCIAL CONDITION

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
December 31, 2014
With Report of Independent Registered Public Accounting Firm



LEUMI INVESTMENT SERVICES INC.
MEMBER FINRA, SIPC

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
December 31, 2014

Contents


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Ernst & Young LLP   Tel: (212)-773-3000
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New York, NY 10036

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Leumi Investment Services Inc.

We have audited the accompanying statement of financial condition of Leumi Investment Services Inc. (the Company) as of December 31, 2014.

Management's Responsibility for the Financial Statement

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Leumi Investment Services Inc. at December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2015


Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Statement of Financial Condition
December 31, 2014


Assets

Cash	$	3,395
Deposit with clearing organization		100,000
Securities owned – at fair value		37,695,122
Receivable from clearing organization		18,036,301
Accounts receivable		910,791
Prepaid expenses		175,407
Deferred tax assets		1,452,063
Equipment and leasehold improvements, less accumulated depreciation of $16,232		903
Total assets		$ 58,373,982

Liabilities and shareholder's equity

Liabilities:

Securities sold, not yet purchased – at fair value	$ 12,281,968
Accounts payable	3,847,476
Liabilities in respect of employee benefit plans	3,001,948
Payable to Parent	294,569
Total liabilities	19,425,961

Shareholder's equity:

Common stock, $1 par value; authorized, 100 shares, 10 shares issued and outstanding	10
Additional paid-in capital	3,115,537
Accumulated other comprehensive loss	(1,779,255)
Retained earnings	37,611,729
Total shareholder's equity	38,948,021
Total liabilities and shareholder's equity	$ 58,373,982

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Leumi Investment Services Inc. ("LISI" or the "Company") is a wholly owned subsidiary of Bank Leumi USA (the "Parent"), which is a wholly owned subsidiary of Bank Leumi Le-Israel Corporation ("BLL Corp."). BLL Corp. is a wholly owned subsidiary of Bank Leumi Le-Israel B.M., a banking corporation organized in Israel. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides brokerage services to individual and institutional customers located throughout the world and enters into principal transactions in fixed income securities.

The Company clears all of its securities through a third party broker-dealer on a fully disclosed basis. As such, the company is exempt from the provisions of SEC Rule 15c3-3 (the "Customer Protection Rule") under the Securities and Exchange Act of 1934.

The following is a summary of significant accounting policies:

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (generally accepted accounting principles or "U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Such estimates include the useful lives of equipment and leasehold improvements, fair value of financial instruments, calculation of pension and post-retirement benefits, fair value of pension plan assets, and realization of deferred tax assets. Actual results could differ from such estimates.

Cash Flows: For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of less than three months as cash equivalents.

Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value: Proprietary securities transactions settling the regular-way are recorded at fair value on a trade-date basis.

Equipment and Leasehold Improvements: Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, which range from two to ten years or the lease term, if shorter.

Leumi Investment Services Inc.
(A Wholly Owned Subsidiary of Bank Leumi USA)
Notes to Statement of Financial Condition

1. Organization and Summary of Significant Accounting Policies (continued)

Employee Benefit Plans: The cost of pension and other post-retirement plans is determined on the basis of actuarial valuations. The Company participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees, and receives an allocation of such costs.

Fair Value of Financial Instruments: The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date (i.e., the "exit price"). When determining the fair value for assets and liabilities carried at fair value, the Company considers the principal or most advantageous market in which it would transact and uses assumptions that market participants would use when pricing the asset or liability. The assets and liabilities measured at fair value include securities owned and securities sold, not yet purchased.

The Company's measurement of fair values is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon either using broker or dealer quotes or internally developed models that use primarily independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates or valuation models using unobservable market inputs. Valuation adjustments are made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and the Company's creditworthiness that are applied consistently over time.

Fair Value Hierarchy

The Company follows a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Quoted prices for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar products in markets that are not active; and model derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3: Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.

4

1. Organization and Summary of Significant Accounting Policies (continued)

The Company measures or monitors its trading assets and liabilities on a fair value basis. Fair value is used for financial assets and liabilities for disclosure purposes in accordance with ASC 825, *Financial Instruments.* Depending upon the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating the instrument's fair value.

2. Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value

As of December 31, 2014, included in Securities owned – at fair value, the Company has investments in money market funds of $25,388,889, treasury bills and municipal notes of $1,142,040, and corporate debt and equity securities of $11,164,193. As of December 31, 2014, included in Securities sold, not yet purchased – at fair value, the Company has investments in treasury bills of $608,671 and corporate debt securities of $11,673,297. These investments are stated at fair value based on quoted market bid prices.

3. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2014, the Company had net capital of $32,017,733, which was $31,541,467 in excess of the minimum requirement. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a "Proprietary Accounts of Brokers-Dealers (PAB) reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

4. Income Taxes

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities. For Federal and state and local purposes, LISI is included in the consolidated tax return filed by the Parent. Pursuant to the tax sharing agreement, and in accordance with ASC 740, *Income Taxes*, LISI computes its federal tax liability on a separate

4. Income Taxes (continued)

company basis. The corresponding income tax payable (or receivable) is presented as a due to (or from) the Parent. State and local income tax returns are prepared on a separate-return basis.

The difference between LISI's statutory tax rate and effective tax rate primarily relates to state and local income taxes.

Deferred Income Taxes

LISI calculates its deferred income taxes based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is established to reduce all or a portion of the deferred tax asset to the amount that more likely than not will be realized.

As of December 31, 2014 LISI had a net deferred tax asset of $1,452,063. The gross deferred tax asset of $1,531,948 and gross deferred tax liability of $79,885 primarily relate to compensation. The tax effect of net unrealized losses related to employee benefit plans were recorded in other comprehensive income (loss). LISI did not record a valuation allowance for deferred tax assets as of December 31, 2014 as it is more likely than not that the assets will be realized.

Unrecognized Tax Benefits and Examinations

LISI recognizes tax positions in the financial statements only when it is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. The position is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

LISI has no open audits at this time. The standard three year statute of limitations remains in effect for returns filed in the Federal, New York State, New York City, and Florida jurisdictions. Accordingly, all years subsequent to and including 2011 remain open to examination.

At December 31, 2014, LISI had no unrecognized tax benefits. LISI does not expect significant changes in the unrecognized tax benefits to occur within the next 12 months.

5. Related-Party Transactions

The Company has cash of $3,395 held in an interest-free checking account with the Parent as of December 31, 2014.

Pursuant to a service agreement, the Parent provided certain operating and other administrative support facilities and services to the Company. Such facilities and services include treasury management and operation, use of office space, payroll, accounting, and other administration.

6. Financial Instruments with Off-Balance Sheet Credit Risk and Concentration of Credit Risk

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts, because the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has guaranteed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions. As of December 31, 2014, there were no amounts owed to the clearing broker by these customers.

The Company utilizes the services of a clearing broker for the settlement of its introduced customer's securities transactions. These activities may expose the Company to risk of loss in the event that the clearing brokers are unable to fulfill the terms of the contracts. The Company's liability under these arrangements is not quantifiable.

7. Commitments and Contingencies

The Company is subject to certain legal actions which arise out of the normal course of business. Management believes that the resolution of any litigation or investigation will not have a material adverse effect on the financial condition or results of operations of the Company.

8. Employee Benefit Plans

The Company participates in a defined benefit pension plan and a post-retirement health and life insurance plan covering substantially all of the Parent's U.S. employees. The costs of the pension and other post-retirement plans are determined on the basis of actuarial valuations. The Parent measures the plan assets and the benefit obligations at each fiscal year end, and recognizes the compensation cost of employee's pension benefits (including prior service cost) over the employee's approximate service period. This process involves making certain estimates and assumptions, including the discount rate and the expected long-term rate of return on plan assets. The Parent amortizes (as a component of employee benefit expense) unrecognized net gains and losses over the average future service of active participants to the extent that the gain (loss) exceeds 10% of the greater of the projected benefit obligation or the fair value of plan assets.

The following table represents the assumptions used to determine the benefit obligation at December 31, 2014:

	Pension Benefits	Other Benefits
Discount rate	3.74%	3.74%
Rate of compensation increase	3.50%	N/A
Health care cost trend rates:		
Current year's rate (<65/65+)	N/A	7.40%
Ultimate rate	N/A	5.00%
Year ultimate rate is reached	N/A	2017

*   N/A – not applicable

The expected return on plan assets as of December 31, 2014 is 6%.

The Society of Actuaries ("SOA") recently released new mortality tables and a mortality improvement scale to be used in measuring pension and retiree health benefit plan obligations. The updated tables, known as RP-2014, with accompanying mortality improvement scale MP-2014, recognize that US longevity is increasing.

The Parent adopted the mortality table used for the annuity portion of the benefit based on the RP2014 mortality table with the MP2014 mortality projection table, without any further adjustments (including any collar adjustments).

The Company also participates in the Parent's defined contribution Sheltered Savings Plan that covers substantially all employees who have completed one year of service. The Company's

8. Employee Benefit Plans (continued)

contribution is 50% of each participant's contribution, but is limited to 3% of base compensation for employees who joined the Company on or before December 31, 2006. A participant hired on or after January 1, 2007, who is not eligible to participate in the defined benefit pension plan sponsored by the Parent, will receive a matching contribution equal to 50% of his/her salary deduction up to 6% of eligible earnings during the first three years of employment. After completing three years of service, the amount of matching contribution will increase to 66.67% of his/her salary deduction up to 6% of eligible earnings. After completing five years of service, the amount of matching contribution will be increased to 88.33% of his/her salary deduction up to 6% of eligible earnings. After completing nine years of service, the amount of matching contribution will be increased to 100% of his/her salary deduction up to 6% of eligible earnings. Since October 1, 2008, any new hire is automatically enrolled in the Sheltered Savings Plan. The default contribution is 6%. The new retirement target funds will be the default funds if no election is made. As of November 1, 2008, existing employees who are not participating in the Sheltered Savings Plan are also automatically enrolled. Participants may elect to contribute up to 25% of their base salary up to a maximum of $17,500, subject to Internal Revenue Service limitations.

Effective January 1, 2010, the Sheltered Savings Plan was revised to comply with changes to rules under Internal Revenue Code section 415 made by recent legislation and revised final Treasury regulations issued June 11, 2007. The changes included increasing the statutory limits on compensation and benefits, changing certain actuarial assumptions and interest rates, altering the elements of compensation used to calculate the Section 415 limit, and modification of how the limit is adjusted in various circumstances, such as for benefit commencement at other than normal retirement age.

9. Fair Value of Financial Instruments

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value:

Securities Owned – At Fair Value and Securities Sold, Not Yet Purchased – At Fair Value

The Company's securities portfolio is priced via an independent pricing service. The fair values are generally based on or derived from bid prices. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include money market securities and U.S. Treasury securities that are highly liquid and actively traded in over-the-counter markets. When quoted market prices are not available, fair values are derived using pricing models, which utilize market based, or independently sourced market

9. Fair Value of Financial Instruments (continued)

parameters, such as interest rate yield curves, time value, volatility factors, underlying options, issuer spreads, currency rates, and quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include collateralized mortgage obligations, commercial mortgage-backed securities, asset-backed securities, corporate debt and certain high-yield debt securities. Securities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, using inputs that are unobservable and significant to the fair value measurement, as well as instruments for which the determination of fair value requires significant management judgment or estimation, are classified within Level 3.

The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

Fair Value Hierarchy

The following table presents the financial instruments carried at fair value as of December 31, 2014 by level in the fair valuation hierarchy:

Description	2014			
	Total Carrying Value	Quoted Prices in Active Markets (Level 1)	Internal Models With Significant Observable Inputs (Level 2)	Internal Models With Significant Unobservable Inputs (Level 3)
Assets				
Securities owned – at fair value:				
Money market securities	$ 25,388,889	$ 25,388,889	$ –	$ –
U.S. Government	1,067,280	1,067,280	–	–
Corporate and bank debt securities	11,164,193	–	11,164,193	–
Municipal bonds	74,760		74,760	
	$ 37,695,122	$ 26,456,169	$ 11,238,953	$ –
Liabilities				
Securities sold, not yet purchased – at fair value:				
U.S. Government	$ 608,671	$ 608,671	$ –	$ –
Corporate and bank debt securities	11,673,297	–	11,673,297	–
	$ 12,281,968	$ 608,671	$ 11,673,297	$ –

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of the reporting period. During the 12 months

9. Fair Value of Financial Instruments (continued)

ended December 31, 2014, the Company did not have any transfers of securities owned-at fair value and securities sold, not yet purchased-at fair value between Levels 1 and 2 of the fair value hierarchy. There were no Level 3 security positions during the year ended December 31, 2014.

10. Subsequent Events

We have evaluated whether events or transactions have occurred after December 31, 2014, that would require recognition or disclosure in these financial statements through February 24, 2015, the date of issuance of these financial statements.

